October 7, 2008

Mr. H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, MS 3561

Washington, DC 20549

RE:	Publix Super Markets, Inc.
Form 10-K for the fiscal year ended December 29, 2007
File No. 000-00981

Dear Mr. Owings:

This letter is in response to your letter dated October 6, 2008. We contacted Mr. Ronald E. Alper, Staff Attorney, regarding an extension of the deadline for our response. He indicated we should inform you of the date we expected to complete our response in a letter filed through EDGAR. We will respond to your comments by October 31, 2008. We are requesting the additional time to respond because all of our associates involved in the financial reporting and disclosure process are currently involved in our third quarter financial statement closing process.

Sincerely,

/s/ David P. Phillips
David P. Phillips
Chief Financial Officer and Treasurer